Exhibit 99.1

[Letterhead of Pustorino, Puglisi & Co., LLP]

INDEPENDENT ACCOUNTANT’S REPORT
ON APPLYING AGREED-UPON PROCEDURES

MS Structured Asset Corp.
1585 Broadway
New York, NY 10036

With respect to the Structured Asset Trust Unit Repackagings 2005-2 (“SATURNS Trust 2005-2”), we have performed the procedures listed below, which were agreed to by MS Structured Asset Corp. (the “Depositor”) solely to assist the Depositor in evaluating the Trustees’ (U.S. Bank National Association, and Bank of America, National Association, each for the representative periods during which they acted as Trustee) assertions that the administration of the Trust Property of SATURNS Trust 2005-2 (the “Trust”) was conducted in accordance with the terms of the Trust Agreement relating thereto for the year ended December 31, 2011. This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants.  The sufficiency of these procedures is solely the responsibility of the specified user of this report, the Depositor.  Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Pursuant to the foregoing, for SATURNS Trust 2005-2, we:

1.	Calculated the semi-annual interest payment, on the underlying security as defined in the prospectus.

2.	Verified that interest payments on the underlying security were received on the scheduled date for payment thereof.

3.	Calculated the semi-annual interest distributions and principal distributions, if any, on the Class A and Class B units.

4.	Verified that distributions on Class A and Class B units were made on the scheduled dates for distribution thereof.

5.	Verified Trust property amounts and balances.

6.
Verified that the amounts of any units redeemed, upon receipt of redemption payments or notices of exercise of warrants, matched amounts of the relevant redemptions and warrant exercise amounts notified to the Trustees.

7.
Verified that the proceeds of redemptions, exercise of warrants and liquidation of underlying securities following any underlying security default were applied within the time and in the manner provided in the Trust Agreement.

8.	Verified that reports on Form 8-K were filed by the Trustees with the Securities and Exchange Commission on or before the fifteenth day following each payment date for the Class A and Class B units.

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the Trustees’ assertions.  Accordingly, we do not express such an opinion.  Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are independent public accountants with respect to the Trustees and the Trust, as defined under the Code of Professional Ethics of the American Institute of Certified Public Accountants.

This report is intended solely for the use of the Depositor and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.  However, this report is a matter of public record as a result of being included as an exhibit to the annual report on Form 10-K prepared by MS Structured Asset Corp. and filed with the Securities and Exchange Commission on behalf of SATURNS Trust 2005-2, and its distribution is not limited.

/s/PUSTORINO, PUGLISI & CO., LLP
PUSTORINO, PUGLISI & CO., LLP

New York, New York
March 14, 2012